                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940



                        Hansberger Institutional Series


                          NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                 SIGNATURES

          Pursuant to the requirements to Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Fort Lauderdale in the State of Florida on the 30th day of September, 1996.

                                 Signature:        HANSBERGER INSTITUTIONAL
                                                   SERIES

                                        By:        /s/ Thomas L. Hansberger
                                                   -------------------------
                                                   Thomas L. Hansberger
                                                   President


Attest:  /s/Kimberley Scott
         ----------------------
         Name:  Kimberley Scott
         Title:  Secretary